================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 SCHEDULE 13E-3

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

                       ANTHONY & SYLVAN POOLS CORPORATION
                                (Name of Issuer)

                       ANTHONY & SYLVAN POOLS CORPORATION
                      (Name of Person(s) Filing Statement)

                           Common Shares, No Par Value
                         (Title of Class of Securities)

                                    036762102
                      (Cusip Number of Class of Securities)

                                Stuart D. Neidus
                      Chairman and Chief Executive Officer
                       Anthony & Sylvan Pools Corporation
                                 6690 Beta Drive
                          Mayfield Village, Ohio 44143
                                 (440) 720-3301
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH COPIES TO:

                               Mary Ann Jorgenson
                       Squire, Sanders & Dempsey L. L. P.
                                 4900 Key Tower
                                127 Public Square
                           Cleveland, Ohio 44114-1304
                                 (216) 479-8500

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1993.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation:                                     Amount of Filing Fee
$34,400*                                                   $2.79
================================================================================

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $4.00 per share for the eligible Common Shares, multiplied by 8,600, the maximum number of shares to be purchased in the offer.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  N/A
Filing Party: N/A
Form or Registration No.  : N/A
Date Filed: N/A

================================================================================

                                  INTRODUCTION


         Anthony & Sylvan Pools Corporation (the "Company") is offering to purchase for cash (the "Offer") all of the Company's common shares, no par value (the "Common Shares"), held by shareholders that own 99 or fewer Common Shares as of the close of business on October 23, 2003 (the "Record Date"). The Offer is being made pursuant to an offer to purchase (the "Offer to Purchase"), dated October 28, 2003, which is attached hereto as Exhibit (a)(1). The Offer is an "odd-lot tender offer" pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, because the Offer has a reasonable likelihood or a purpose of causing the Common Shares to be held of record by fewer than 300 persons, the Offer is a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Exchange Act. As a result, the Company is hereby filing this Schedule 13E-3 as required under the Exchange Act.

ITEM 1:  SUMMARY TERM SHEET.

         The information set forth in "Summary of Terms" and "Questions and Answers" of the Offer to Purchase is incorporated herein by reference.

ITEM 2:  SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company is Anthony & Sylvan Pools Corporation. The Company's principal executive office is located at 6690 Beta Drive, Mayfield Village, Ohio 44143 and its telephone number is (440) 720-3301.

         (b) The Company's Common Shares, no par value, are the subject class of equity securities of this Schedule 13E-3. As of October 23, 2003, 5,341,931 Common Shares were issued and outstanding.

         (c) The information set forth in "Information About the Company--Market Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in "Information About the Company--Market Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

         (e) During the past three years, the Company has not made any underwritten public offering of Common Shares.

         (f) The information set forth in "Information About the Company--Share Repurchases" is incorporated herein by reference.

ITEM 3:  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The Company is the filing person for this Schedule 13E-3. The information set forth in "Management Information--Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

         (b)      Not applicable.

         (c)      The information set forth in "Management
                  Information--Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

ITEM 4:  TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors" and "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (c) The Offer is an "odd-lot tender offer" and is being conducted pursuant to Rule 13e-4(h)(5) under the Exchange Act. In addition, the information set forth in "Summary of Terms," "Questions and Answers--Am I eligible to participate in the offer?" and "Terms of the Offer--General" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in "Terms of the Offer - No Dissenters Rights; No Shareholder Vote" of the Offer to Purchase is incorporated herein by reference.

         (e)      None.

         (f)      Not applicable.

ITEM 5:  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)-(c)  The information set forth in "Special Factors - Our
                  Reasons for Pursuing the Offer," and "Special Factors --Recent Transactions, Negotiations and Contacts" of the Offer to Purchase is incorporated herein by reference.

         (e)      None.

ITEM 6:  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) All Common Shares purchased in the Offer will become treasury shares. The information set forth in "Special Factors--Effects of the Offer; Plans After Completing the Offer" is incorporated herein by reference.

         (c) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors--Purposes of the Offer" and "Special Factors--Effects of the Offer; Plans After Completing the Offer" is incorporated herein by reference.

         Except as otherwise provided in the Offer to Purchase, there are no plans, proposals or negotiations that would result in:

                  (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

                  (iv) any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; or

                  (v) any other material change in the Company's corporate structure or business.

ITEM 7:  PURPOSES, ALTERNATIVES, REASONS AND EFFECT.

         (a) The information set forth in "Summary of Terms," "Questions and Answers" and "Special Factors--Purposes of the Offer" is incorporated herein by reference.

         (b) The information set forth in "Special Factors--Our Reasons for Pursuing the Offer" is incorporated herein by reference.

         (c) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors--Purposes of the Offer" and "Special Factors--Our Reasons for Pursuing the Offer" is incorporated herein by reference.

         (d) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors--Purposes of the Offer," "Special Factors--Potential Adverse Effects of the Offer," "Special Factors--Effects of the Offer; Plans After Completing the Offer" and "Special Factors--Certain U.S. Federal Income Tax Considerations" is incorporated herein by reference.

ITEM 8:  FAIRNESS OF THE TRANSACTION.

         (a)-(f) The information set forth in "Special Factors--Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" is incorporated herein by reference.

ITEM 9:  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) The Company has not obtained any report, opinion, or appraisal in connection with the Offer. The information set forth in "Special Factors--Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" is incorporated herein by reference.

         (b)      Not applicable.

         (c)      Not applicable.

ITEM 10: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "Terms of the Offer--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b)      Not applicable.

         (c) The information set forth in "Terms of the Offer--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

         (d)      Not applicable.

ITEM 11: INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)      The information set forth in "Management
                  Information--Beneficial Ownership of Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

         (b)      None.

ITEM 12: THE SOLICITATION OR RECOMMENDATION.

         (d) The Company has not granted any shareholder (including any executive officer, director or affiliate) any voting, appraisal or dissenters' rights in connection with the Offer. No executive officer, director or affiliate is eligible to participate in the Offer.

         (e) No executive officer, director or affiliate of the Company has made any recommendation to holders of Common Shares either in support of or opposed to the Offer.

ITEM 13: FINANCIAL STATEMENTS.

         (c) The information set forth in "Summary Consolidated Financial Information" and "Where You Can Find Additional Information" of the Offer to Purchase is incorporated herein by reference.

ITEM 14: PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The Company has retained Georgeson Shareholder to act as Information Agent and Alpine Fiduciary Services, Inc. to act as Depositary for the Offer. Neither the Information Agent nor the Depositary has been authorized to make any recommendation in respect of the Offer. The Information Agent and the Depositary will be paid customary fees and expenses for their services.

         (b) Tenders may be solicited by directors, officers and employees of the Company in person, by telephone or through other forms of communication, but such persons will not receive any additional compensation for such solicitation. Additionally, employees of the Company may perform administrative tasks in connection with the Offer, and they will not be separately compensated for such services.

ITEM 15: ADDITIONAL INFORMATION.

         (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16:  EXHIBITS.

                  (a)(1)   Offer to Purchase, dated October 28, 2003.

                  (a)(2)   Acceptance Card to Record Holders.

                  (a)(3)   Acceptance Card to Beneficial Holders.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ANTHONY & SYLVAN POOLS CORPORATION




                                By: /s/ STUART D. NEIDUS
                                    --------------------------------------------
                                    Name:  Stuart D. Neidus
                                    Title: Chairman and Chief Executive Officer



Dated:  October 28, 2003

                                  EXHIBIT INDEX

                               EXHIBIT NO. EXHIBIT


                (a)(1) Offer to Purchase, dated October 28, 2003.

                (a)(2) Acceptance Card to Record Holders.

                (a)(3) Acceptance Card to Beneficial Holders.